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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 28 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane, Suite 415
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tyrone H. Wynfield 310-553-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silvano & Lombard, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

3848 Carson Street, Suite 212 | Torrance | CA | 90503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyrone H. Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tyrone H. Wynfield
Signature

President
Title

Notary Public

KATRINA DEMIDOVA
Commission # 1526791
Notary Public - California
Los Angeles County
My Comm. Expires Nov 15, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Hagen Securities, Inc. (a California corporation) as of June 30, 2006 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Silvano & Lombard

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 21, 2006

3848 CARSON STREET ◇ SUITE 212 ◇ TORRANCE, CA 90503 ◇ PHONE (310) 540-8080 ◇ FAX (310) 540-8280

Hagen Securities, Inc.
Balance Sheet
June 30, 2006

ASSETS

Current assets:	
Cash and cash equivalents	$ 135,411
Commissions receivable	114,136
Total current assets	249,547
Property and equipment:	
Vehicle	63,000
Less: accumulated depreciation	(5,920)
Property and equipment, net	57,080
Other assets:	
Investment in real estate investment trust	25,000
Total other assets	25,000
Total assets	$ 331,627

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Payroll taxes payable	$ 56
Income taxes payable	8,400
Advance from shareholder	65,000
Deferred income taxes	27,112
Total current liabilities	100,568
Shareholder's equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	221,059
Total shareholder's equity	231,059
Total liabilities and shareholder's equity	$ 331,627

The accompanying notes are an integral part of this balance sheet.

Hagen Securities, Inc.
Statement of Income
For the Year Ended June 30, 2006

Revenue:	
Commissions	$ 616,684
Due diligence fee	40,902
Expense reimbursements	35,322
Total revenue	692,908
Operating expenses:	
Officer compensation	425,000
Pension plan expense	44,000
Due diligence fee	40,902
Rent	15,000
Medical expense reimbursements	12,283
Payroll taxes	8,943
Office expense	11,478
Travel	4,636
Computer expense	5,898
Accounting	3,800
Meals and entertainment	3,680
Broker dealer fees	3,647
Depreciation	2,960
Taxes and licenses	1,716
Automobile expense	3,602
Total operating expenses	587,545
Earnings from operations	105,363
Other income:	
Interest and dividend income	14,168
Total other income	14,168
Income before provision for income taxes	119,531
Provision for income taxes	(22,792)
Net income	$ 96,739

The accompanying notes are an integral part of this statement.

Hagen Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Totals
Balance June 30, 2005	10,000	$ 10,000	$ 124,320	$ 134,320
Net Income	-	-	96,739	96,739
Balance June 30, 2006	10,000	$ 10,000	$ 221,059	$ 231,059

The accompanying notes are an integral part of this statement.

Hagen Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2006

Cash flows from operating activities:	
Net Income	$ 96,739
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,960
Increase in commissions receivable	(63,176)
Increase in income taxes payable	6,661
Increase in deferred income taxes	13,265
Total adjustments	(40,290)
Net cash provided by operating activities	56,449
Cash flow from investing activities:	-
Cash flow from financing activities:	
Repayment of advances from shareholder	(10,000)
Net cash utilized by financing activities	(10,000)
Net increase in cash and equivalents	46,449
Cash and equivalents, beginning of year	88,962
Cash and equivalents, end of year	$ 135,411
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Taxes	$ 1,190

The accompanying notes are an integral part of this statement.

Hagen Securities, Inc.
Notes to Financial Statements
June 30, 2006

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Hagen Securities, Inc. (the "Company") was incorporated on August 9, 1990 under the laws of the State of California. The Company is a broker-dealer licensed with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Its primary business activity is the sale of public and private direct participation programs.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less from the balance sheet date to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and are depreciated over estimated lives ranging from five to ten years using the straight line method of depreciation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement (accrual basis) and tax basis (cash basis) of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-3), which requires the maintenance of minimum net capital. At June 30, 2006, the Company had net capital of $105,041 which was $98,337 in excess of the required amount.

Note 3 – Retirement Plan

During the current fiscal year, the Company implemented a SEP-IRA retirement plan for the Company's sole owner-employee. The Company's contribution was equal to 25% of the employee's annual salary up to the maximum allowable amount permitted by the Internal Revenue Code and totaled $44,000.

Note 4 – Investment in Real Estate Investment Trust

In April 2004, the Company purchased 2,777.7778 shares of G REIT, Inc. for $25,000. G REIT, Inc. is a public but untraded real estate investment trust. The investment is recorded at historical cost.

Note 5 – Income Taxes

The only temporary timing difference giving rise to a deferred tax liability is the accrual basis of accounting being used for financial statement purposes while the Company's tax returns are prepared using the cash basis of accounting.

The provision for income taxes for the year ended June 30, 2006 consisted of the following:

Current		
Federal	$ 5,100	
State	3,300	
Total current provision		$ 8,400
Deferred		
Federal	12,356	
State	1,454	
Total deferred provision		14,392
Provision for income taxes		$ 22,792

Note 6 – Business Risk Concentration

The Company's revenue is derived primarily from commissions and reimbursed expenses related to the sale of private and public non-traded offerings in the real estate and oil and gas industries. The Company's revenue comes from commissions received from five sponsors covering twelve separate programs. Revenue from each of the sponsors accounted for 45%, 29%, 15%, 10% and 1% of such revenue.

Note 7 – Related Party Transactions

The Company leases office space from its sole shareholder on a month-to-month basis. During the year ended June 30, 2006 the amount of rent paid was $15,000.

During the year ended June 30, 2006 the Company also paid due diligence fees to its sole shareholder in the amount of $40,902.

Hagen Securities, Inc.
Computation of Net Capital for Brokers and Dealers Pursuant To Rule 15c3-3
For the Year Ended June 30, 2006

1. Total shareholder's equity from balance sheet (Page 2)	$ 231,059
2. Deduct unallowable assets for net capital computation	(124,816)
3. Net capital before haircuts	106,243
4. Haircuts - investment security	(1,202)
5. Net capital	$ 105,041
6. Total aggregate indebtedness included in balance sheet	$ 100,568
7. Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,704
8. Minimum dollar net capital required	$ 5,000
9. Net capital requirement (greater of line 7 or 8)	$ 6,704
10. Excess net capital	$ 98,337
11. Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 94,984

Reconciliation of Computation of Net Capital for Brokers and Dealers
Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no differences between the net capital as presented in the unaudited Part IIa, Focus Report filing as of June 30, 2006 and the audited financial statements presented herewith.

Hagen Securities, Inc.
Computation of Determination of Reserve
Requirements Per Rule 15c3-3
For the Year Ended June 30, 2006

Information relating to determination of reserve requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3 (K) (2) (i).

Hagen Securities, Inc.
Information Relating to Possession or Control
Requirements Per Rule 15c3-3
For the Year Ended June 30, 2006

Information relating to possession or control requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Hagen Securities, Inc. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited

3848 CARSON STREET ◇ SUITE 212 ◇ TORRANCE, CA 90503 ◇ PHONE (310) 540-8080 ◇ FAX (310) 540-8280

may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than those specified parties.

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 21, 2006